Richardson & Patel LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                       Los Angeles, California 90024-6525
                            Telephone: (310) 208-1182
                           Telecopier: (310) 208-1154


                                January 17, 2005

VIA EDGAR AND FEDERAL EXPRESS

 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C. 20549
 Attn.: Jonathon Gottlieb, Esq.

         Re:       Bio-Bridge Science, Inc.
                   Registration Statement on Form SB-2

Dear Mr. Gottlieb:

         In furtherance of your telephone conversation with Mr. Michael Donahue on January 14, 2005, enclosed herewith are two copies of Bio-Bridge Science, Inc.'s ("Bio-Bridge") Registration Statement on Form SB-2, together with copies of exhibits, as filed with the Securities and Exchange Commission on December 30, 2004.

         Please direct any questions or comments regarding this filing to the undersigned or Michael Donahue of this office at 310-208-1182.

                                    Very truly yours,

                                    RICHARDSON & PATEL LLP

                                    /s/ Dorothy Vinski

                                    Dorothy B. Vinski



Enclosures